Mail Stop 6010
      February 2, 2006

By U.S. Mail and Facsimile to (314) 985-2224

Mr. Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, Missouri 63141

		RE: 	Energizer Holdings, Inc.
      Form 10-K for the fiscal year ended September 30, 2005
      Filed December 5, 2005
			File No.  1-15401

Dear Mr. Sescleifer:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended September 30, 2005

Item 9A.  Controls and Procedures

1. We note your disclosure that there were "no significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation of disclosure controls and procedures, including any corrective actions with regard to significant deficiencies and material weaknesses." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings, including the amended 2005 Form 10-K, to address all changes or advise us.


Management`s Discussion and Analysis of Results of Operations and
Financial Condition

Income Taxes

2. We see your disclosures that your income tax provision includes unusual items and adjustments to prior recorded tax accruals in all years, including tax benefits related to prior years` losses of $14.7, $16.2 and $12.2 million in 2005, 2004 and 2003, respectively,
related to foreign operations. Please tell us and revise future filings to address the following:

* The events that occurred in the current period that caused management to change its prior determination regarding the realizability of those amounts in determining it is more likely than not the tax benefits related to foreign countries` operating losses would be realized.

* We see from your disclosures in footnote 7 that your valuation allowance decreased $5.9 and $6.3 million in 2005 and 2004, respectively. Given that you reversed $14.7 and $16.2 million in 2005 and 2004, respectively, from your valuation allowance related to foreign operating loss carryforwards, please tell us and revise future filings to quantify and discuss any other significant offsetting changes made to your deferred tax valuation account.

3. Please tell us and revise future filings to describe the nature and significant components of the $10.6 million adjustment to revise previously recorded tax accruals in 2005.
Exhibit 31

4. We note that you have excluded the language set forth in
paragraph
4(b) of Item 601(b)(31) of Regulation S-K. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except
for the modifications temporarily permitted to be made to the fourth
paragraph of the certification required to be filed as Exhibit
31.1
pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K, or tell us why the current presentation is appropriate.


	As appropriate, please amend your September 30, 2005 Form 10-K, and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3604 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

      								Sincerely,

      					Kate Tillan
								Assistant Chief Accountant


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Mr. Daniel J. Sescleifer
Energizer Holdings, Inc.
February 2, 2006
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